NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1
T. 403-298-2200 F. 403-298-2211
www.enerplus.com

December 13, 2017

Enerplus Announces 2018 Budget of $535 to $585 Million

Calgary, Alberta - Enerplus Corporation (TSX & NYSE: ERF) today announced its 2018 exploration and development capital budget of $535 to $585 million which is focused on generating sustainable and profitable cash flow growth, while maintaining the Company's significant financial strength.

Highlights of the 2018 capital budget and guidance:

- Projecting approximately 10% total production growth and 20% liquids production growth year-over-year, on a divestment adjusted basis

- North Dakota production to grow by over 30% year-over-year

- Liquids to account for more than 55% of total production by the second half of 2018

- Capital spending and dividends expected to be funded within cash flow at between US$50 – $55 per barrel WTI oil and US$3.00 per Mcf NYMEX natural gas

- Price protection on more than 60% of 2018 forecast net crude oil production, hedged largely through three-way collar structures, with average upside participation to approximately US$60 per barrel WTI

- Net debt to adjusted funds flow ratio expected to remain below 1.0 times

"Our plans in 2018 remain grounded in disciplined capital allocation focused on generating competitive economic returns and profitable cash flow per share growth," stated Ian C. Dundas, President and Chief Executive Officer. "The majority of our capital program will once again be directed to our North Dakota asset where our focus on continuous improvement is delivering top quartile capital efficiencies. Supported by our strong free cash flow generating assets in the Marcellus and Canada, our self-funded 2018 growth plan is resilient and our balance sheet is expected to remain among the strongest in the peer group."

2018 Operating Plan

Enerplus has allocated approximately 75% of its 2018 capital budget to its North Dakota development, which will fund a two rig program projected to drill 45 gross operated wells (38 net). This represents an increase of approximately 30% in operated wells drilled year-over-year despite an unchanged rig count. This improvement is due to faster drilling cycle times and efficiency gains driven by more pad development in 2018. The Company expects to complete 38 gross operated wells (33 net) in North Dakota in 2018.

Enerplus plans to spend approximately 10% of its 2018 capital budget in the Marcellus to drill 8 net wells and bring 6 net wells on production.

Enerplus plans to spend approximately 10% of its 2018 capital budget across its Canadian waterflood portfolio. Capital activity will comprise drilling 17 gross (15 net) producer and injector wells across the waterflood assets, along with ongoing polymer injection for existing projects, and facilities maintenance and optimization.

The remaining 5% of the 2018 capital budget will be directed to non-core properties in Canada and the continued testing of the Company's DJ Basin acreage.

The Company's $535 to $585 million capital budget includes an allocation for non-drilling/completion capital, primarily related to maintenance and optimization spending and capitalized G&A expenses. The allocation across assets is shown in the table below.

Capital Allocation[1]	2018 Budget
North Dakota	75%
Marcellus	10%
Canadian Waterfloods	10%
Other[2]	5%
Total	100%

(1)   Approximate capital allocation based on the mid-point ($560 million) of capital spending guidance
(2)   Other capital comprises exploration and development capital associated with Enerplus' DJ Basin acreage, as well as spending for Enerplus' non-core properties in Canada

Fourth Quarter 2017 Non-Core Canadian Divestments

Enerplus has continued to progress the divestment of minor non-core properties in Canada during the fourth quarter of 2017. By the end of the quarter, Enerplus expects to divest approximately 1,400 BOE per day (70% natural gas) of aggregate non-core production from properties in Alberta for minimal proceeds. These properties have significantly higher cost structures than the Company's corporate average and as a result, generated only modest cash flow. The properties had an average operating netback of $3.70 per BOE through the first nine months of 2017. Additionally, these divestments further reduce Enerplus' overall well count and abandonment and reclamation liabilities. The transactions are expected to close late in the fourth quarter of 2017, or early 2018.

2018 Guidance

Annual 2018 production is expected to average between 86,000 to 91,000 BOE per day, with crude oil and natural gas liquids production expected to average between 46,000 to 50,000 barrels per day. In total throughout 2017, Enerplus expects to have divested approximately 8,700 BOE per day (70% natural gas) of non-core production. On a pro forma basis after adjusting for the impact of these divestments, year-over-year total Company and liquids production in 2018 is projected to grow by approximately 10% and 20%, respectively.

The Company's realized Bakken crude oil price differential below WTI is projected to be US$2.50 per barrel in 2018. This represents an expected 40% improvement year-over-year largely driven by increased basin pipeline takeaway due to the Dakota Access Pipeline which commenced operations in mid-2017. The Company's realized Marcellus natural gas price differential below NYMEX is projected to be US$0.40 per Mcf in 2018. This represents an expected 50% improvement year-over-year resulting from the significant slate of incremental Marcellus pipeline projects and Cove Point LNG expected to come into service between the fourth quarter of 2017 and year-end 2018.

Operating expenses in 2018 are forecast to be modestly higher than 2017 levels as a result of the higher expected liquids weighting in the Company's 2018 production mix. Operating expenses are expected to average $7.00 per BOE in 2018.

Transportation costs and cash G&A expenses per BOE are expected to trend lower in 2018, and are forecast to average $3.60 per BOE and $1.65 per BOE, respectively.

A summary of Enerplus' 2018 guidance is provided below. This guidance includes the impact of the expected fourth quarter 2017 divestments.

2018 Guidance

Capital spending	$535 – 585 million
Average annual production	86,000 – 91,000 BOE/d
Average annual crude oil and natural gas liquids production	46,000 – 50,000 bbl/d
Average royalty and production tax rate	25%
Operating expense	$7.00/BOE
Transportation expense	$3.60/BOE
Cash G&A expense	$1.65/BOE

2018 Differential/Basis Outlook[1]

U.S. Bakken crude oil differential (compared to WTI crude oil)	US$(2.50)/bbl
Marcellus basis (compared to NYMEX natural gas)	US$(0.40)/Mcf

(1) Excluding transportation costs

Risk Management Update

Enerplus has added additional crude oil hedges to protect its capital plans. Crude oil production is expected to generate over three quarters of the Company's net operating income in 2018. Using swaps and collar structures, Enerplus has an average of 20,500 barrels per day of crude oil protected in 2018 (approximately 64% of forecast crude oil production net of royalties at the midpoint of guidance) and 14,000 barrels per day of crude oil protected in 2019.

Commodity Hedging Detail (As at December 12, 2017)

	WTI Crude Oil (US$/bbl) [1]							Nymex Natural Gas (US$/Mcf) [1]	
	Oct 1, – Dec 31, 2017	Jan 1, – Mar 31, 2018	Apr 1 – Jun 30, 2018	Jul 1 – Sep 30, 2018	Oct 1 – Dec 31, 2018	Jan 1, – Mar 31, 2019	Apr 1, – Dec 31, 2019	Oct 1, 2017 – Dec 31, 2017	Jan 1, 2018 – Dec 31, 2018
Swaps									
Sold Swaps	$53.50	$55.38	$55.38	$53.73	$53.73	$53.73	-	-	-
Volume (bbls/d or Mcf/d)	2,000	5,000	5,000	3,000	3,000	3,000	-	-	-
Three-Way Collars									
Sold Puts	$39.62	$42.83	$42.92	$42.71	$42.74	$43.52	$43.48	$2.06	-
Volume (bbls/d or Mcf/d)	18,000	13,000	15,000	18,000	20,000	11,000	14,000	50,000	-
Purchased Puts	$50.61	$53.04	$52.90	$52.53	$52.48	$53.23	$53.45	$2.75	$2.75
Volume (bbls/d or Mcf/d)	18,000	13,000	15,000	18,000	20,000	11,000	14,000	50,000	30,000
Sold Calls	$60.33	$61.99	$61.73	$61.22	$61.10	$62.09	$62.69	$3.41	$3.47
Volume (bbls/d or Mcf/d)	18,000	13,000	15,000	18,000	20,000	11,000	14,000	50,000	30,000

(1) Based on weighted average price (before premiums). A portion of the sold puts are settled annually rather than monthly.

About Enerplus

Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

Currency and Accounting Principles
All amounts in this news release are stated in Canadian dollars unless otherwise specified.

Barrels of Oil Equivalent
This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

Presentation of Production Information
Under U.S. GAAP oil and gas sales are generally presented net of royalties and U.S. industry protocol is to present production volumes net of royalties. Under Canadian industry protocol oil and gas sales and production volumes are presented on a gross basis before deduction of royalties. In order to continue to be comparable with its Canadian peer companies, unless otherwise stated, the information contained within this news release presents Enerplus' production and BOE measures on a before royalty company interest basis. All production volumes presented herein are reported on a "company interest" basis, before deduction of Crown and other royalties, plus Enerplus' royalty interest. This news release also contains references to the percentage of the Company's production that is hedged under commodity derivatives contracts, this percentage being based upon the Company's net of royalty production volumes.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "ongoing", "may", "will", "project", "plans", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: expected 2018 average production volumes and the anticipated production mix and Enerplus' expected source of funding thereof; the proportion of Enerplus' anticipated oil and gas production that is hedged; the results from our drilling program and the timing of related production; oil and natural gas prices and differentials and our commodity risk management programs; expected net debt to adjusted funds flow ratio in 2018; anticipated cash G&A, operating and transportation expenses; expected average royalty and production tax rate; expected capital spending levels in 2018, its components and its impact on production, and anticipated divestments, including proceeds therefrom, timing of anticipated closing thereof, and anticipated impact on the Company's abandonment and reclamation costs.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that Enerplus will conduct its operations and achieve results of operations as anticipated; that Enerplus' development plans will achieve the expected results; current commodity price and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of Enerplus' reserves and resources volumes; the continued availability of adequate debt and/or equity financing, cash flow and other sources to fund Enerplus' capital and operating requirements, and dividend payments as needed; availability of third party services; and the extent of its liabilities. In addition, Enerplus' 2018 guidance contained in this news release is based on the following: a WTI price of US$50.00/bbl, a NYMEX price of US$3.00/Mcf, and a USD/CDN exchange rate of 1.28. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations, and assumptions will prove to be correct.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: changes, including future decline, in commodity prices; changes in realized prices for Enerplus' products; changes in the demand for or supply of Enerplus' products; unanticipated operating results, results from Enerplus' capital spending activities or production declines; curtailment of Enerplus' production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans by Enerplus or by third party operators of Enerplus' properties; increased debt levels or debt service requirements; Enerplus' inability to comply with covenants under its bank credit facility and senior notes; changes in estimates of Enerplus' oil and gas reserves and resources volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners; failure to complete any anticipated acquisitions or divestitures; and certain other risks detailed from time to time in Enerplus' public disclosure documents (including, without limitation, those risks identified in its AIF, management's discussion and analysis ("MD&A"), and Form 40-F at December 31, 2016).

NON-GAAP MEASURES

In this news release, Enerplus uses the term "net debt to adjusted funds flow ratio" as a measure to analyze operating performance, leverage and liquidity. "Adjusted funds flow" is calculated as net cash generated from operating activities but before changes in non-cash operating working capital and asset retirement obligation expenditures. "Net debt to adjusted funds flow ratio" is calculated as total debt net of cash, divided by a trailing 12 months of adjusted funds flow. Calculation of these terms is described in Enerplus' Third Quarter 2017 MD&A under the "Liquidity and Capital Resources" section.

Enerplus believes that, in addition to net earnings and other measures prescribed by U.S. GAAP, the term "adjusted funds flow" and "net debt to adjusted funds flow" are useful supplemental measures as they provide an indication of the results generated by Enerplus' principal business activities. However, these measures are not measures recognized by U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP. Therefore, these measures, as defined by Enerplus, may not be comparable to similar measures presented by other issuers. For reconciliation of these measures to the most directly comparable measure calculated in accordance with U.S. GAAP, and further information about these measures, see disclosure under "Non-GAAP Measures" in Enerplus' Third Quarter 2017 MD&A.

For further information, please contact Investor Relations at 1-800-319-6462 or investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation